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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2002


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F             Form 40-F   X
                                 -----                 -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes              No   X
                                 -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

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                                  EXHIBIT INDEX
                                  -------------


EXHIBIT DESCRIPTION
-------------------

1.       Press Release of October 8, 2002 -AEterna: Additional
         Collaboration for Phase III Lung Cancer Trial

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                               [AETERNA LOGO HERE]


                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

       AETERNA: ADDITIONAL COLLABORATION FOR PHASE III LUNG CANCER TRIAL


    THE RADIATION THERAPY ONCOLOGY GROUP AND THE COMMUNITY CLINICAL ONCOLOGY
                 PROGRAM TO COMBINE EFFORTS IN NEOVASTAT TRIAL

NEW ORLEANS, LOUISIANA, OCTOBER 8, 2002 - AEterna Laboratories Inc. (NASDAQ:
AELA; TSX: AEL) announced today at the American Society for Therapeutic Radiology and Oncology Meeting that the Radiation Therapy Oncology Group (RTOG) has joined the Community Clinical Oncology Program (CCOP) in patient enrollment and conduct of Neovastat Phase III clinical trial in non-small cell lung cancer. The trial is sponsored by the U.S. National Institutes of Health (NIH) and led by the University of Texas M.D. Anderson Cancer Center.

"The RTOG commitment in our Phase III trial in lung cancer will complement the invaluable support already provided by the M.D. Anderson Cancer Center, the National Cancer Institute (NCI)-sponsored CCOP sites throughout the U.S., and other independent investigative sites in the U.S. and Canada," said Dr. Claude Hariton, AEterna's Vice President and Chief Medical Officer. "These measures are in line with our strategy regarding the development of Neovastat in oncology."

"AEterna has developed a new opportunity combining the use of a multifunctional antiangiogenic agent with the standard chemotherapy and radiotherapy treatments", commented Dr. Walter Curran of Jefferson Medical College in Philadelphia, the RTOG Group Chairman. "Such a unique approach justifies our involvement in this NIH sponsored trial."

"The CCOP is very pleased with the decision by the RTOG to take part in this trial. We have always favored the involvement of several collaborative groups in large clinical trials, and we welcome this opportunity to work together in the best interest of our mission to fight cancer", said Dr. Archie Bleyer, M.D. Anderson CCOP Medical Director.

AEterna's Phase III clinical trial in non-small cell lung cancer involving over 760 patients in North America, strives to increase survival time of patients receiving Neovastat in combination with chemotherapy and radiotherapy. Currently, over 200 patients have been enrolled in this trial which should be completed in 2005. The trial is sponsored by


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the U.S. National Institutes of Health in Bethesda, Maryland. The lead investigators are Dr. Charles Lu, University of Texas M.D. Anderson Cancer Center in Houston, Texas, and Dr. William K. Evans, Cancer Care Ontario, Toronto, Canada.

Lung cancer is the most prevalent form of cancer in men and women. The American Cancer Society estimates that over 170,000 new cases will be diagnosed this year in the U.S., accounting for 14% of cancer diagnoses. Lung cancer is responsible for 28% of all U.S. cancer deaths, an estimated 157,000 deaths per year. In Canada, 12,000 new cases will be diagnosed this year, accounting for 17% of all new cancer cases and responsible for 10,700 deaths.

The Radiation Therapy Oncology Group is a multi-institutional cooperative organization comprised of 250 of the major research institutions in the U.S. and in Canada. Headquartered in Philadelphia, the RTOG is a national cancer research study group funded by the U.S. National Cancer Institute with almost 30 years of experience in running clinical trials.

The Community Clinical Oncology Program at the University of Texas M.D. Anderson Cancer Center provides clinical trials to a network of community oncology centers in the US. Their goals are to enable more patients to access state-of-the-art cancer care, initiate and conduct clinical trials in cancer treatment, control and prevention; and, improve public and professional awareness of cancer innovations and clinical trials.

ABOUT AETERNA AND NEOVASTAT

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and in several European countries.

Atrium Biotechnologies Inc., a 64% owned subsidiary of AEterna Laboratories, develops and markets nutritional supplements as well as active ingredients and fine chemicals intended for the cosmetics, nutritional, fine chemicals and pharmaceutical industries. The Company markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -


CANADA
Media Relations:                         Investor Relations:
Paul Burroughs                           Jacques Raymond
Tel.: (418) 652-8525 ext. 406            Tel.: (418) 652-8525 ext. 360
Fax:  (418) 577-7700                     Fax:  (418) 577-7700
E-mail: paul.burroughs@aeterna.com       E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax:  (212) 825-3229
E-mail: TheProTeam@aol.com

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                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         AETERNA LABORATORIES INC.


Date:  October 8, 2002                   By:  /s/Claude Vadboncoeur
    ------------------                        ----------------------------------
                                              Claude Vadboncoeur
                                              Vice President, Legal Affairs and
                                              Corporate Secretary